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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

8-69736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Divy Equities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5828 Wilshire Blvd., 1st Floor
(No. and Street)

Los Angeles (City) California (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith O'Toole (310) 622-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

DIVY EQUITIES INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

DIVY EQUITIES INC.

Table of Contents

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Keith O'Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divy Equities Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


Keith O'Toole

Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MATTHEW HENDERSON
Commission # 2127239
Notary Public - California
Los Angeles County
My Comm. Expires Sep 19, 2019

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On February 8, 2017 before me, Matthew Henderson, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Keith O'Toole
Name(s) of Signer(s)

☐ personally known to me

☒ (or proved to me on the basis of satisfactory evidence)



MATTHEW HENDERSON
Commission # 2127239
Notary Public - California
Los Angeles County
My Comm. Expires Sep 19, 2019

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ______________________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________________

Signer Is Representing: ______________________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________________

Signer Is Representing: ______________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Divy Equities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Divy Equities, Inc.as of December 31, 2016 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Divy Equities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Divy Equities, Inc.as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Divy Equities, Inc.'s financial statements. The supplemental information is the responsibility of Divy Equities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

DIVY EQUITIES INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and Cash Equivalents	$	186,757
Clearing		
Deposit		170,000
Proprietary Position		22,738
Other		390
Prepaid Expenses		16,284
Deferred Tax Asset		50,854
Total Assets	$	447,023

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	53,364
Due to Clearing		21,119
Total Liabilities	$	74,483

STOCKHOLDER'S EQUITY

Common Stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding	$	1
Additional Paid in Capital		475,956
Retained Earnings (Accumulated Deficit)		(103,417)
Total Stockholder's Equity	$	372,540
Total Liabilities and Stockholder's Equity	$	447,023

The accompanying notes are an integral part of these financial statements

DIVY EQUITIES INC.

Statement of Operations
For the Year Ended December 31, 2016

REVENUES (Note 2)		
Equity Income	$	2
Proprietary Trading		(257)
Interest Income		19
Total Revenues	$	(236)
EXPENSES		
Clearing Fees	$	39,194
Regulatory Fees		17,599
Commission Expense		38,866
Professional Fees		57,410
Other Expenses		966
Total Expenses	$	154,035
NET INCOME (LOSS) BEFORE INCOME TAXES	$	(154,271)
LESS: INCOME TAX EXPENSE (BENEFIT) (Note 6)		(50,854)
NET INCOME (LOSS)	$	(103,417)

The accompanying notes are an integral part of these financial statements

DIVY EQUITIES INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance January 1, 2016	$ -	$ -	$ -	$ -
Issuance of 1000 Shares of common stock	1			1
Additional Paid-in Capital		475,956		475,956
Net income			(103,417)	(103,417)
Ending balance December 31, 2016	$ 1	$475,956	$ (103,417)	$ 372,540

DIVY EQUITIES INC.

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(103,417)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets		
Clearing - Deposit		(170,000)
Clearing - Proprietary Trading		(22,738)
Clearing - Other		(390)
Prepaid Expenses		(16,284)
Deferred Tax Asset		(50,854)
Increase (decrease) in liabilities		
Accounts Payable		53,364
Due to Clearing		21,119
Total adjustments	$	(185,783)
Net cash used in operating activities	$	(289,200)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock, 1000 Shares at $0.001 par value	$	1
Additional paid-in capital		475,956
Net cash provided by financing activities	$	475,957
Net increase in cash	$	186,757
Cash at beginning of year		-
Cash at end of year	$	186,757

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
Income taxes	$	881

Note 1: NATURE OF BUSINESS

Divy Equities Inc. (the "Company") was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). All of the common stock of the Company is owned by Divy Inc. (the "Parent"). The Company has an office in Los Angeles, California.

The Company engages in retails sales of monetized fractional shares, for which it maintains a proprietary account to accommodate the remainder of fractional shares available for its clients.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value of Financial Instruments
As of December 31, 2016, the Company's financial instruments consist of cash and cash equivalents, clearing-proprietary position, and accounts payable. The carrying value of these financial instruments approximate fair value because of the short-term maturity of these instruments. See note 7 for further details.

Revenue Recognition
The Company recognizes revenue in accordance with ASC subtopic 605-10 on a gross basis, net of expected cancellations and allowances. To make a reliable estimate for the year ended December 31, 2016, the Company evaluated evidence of cancellations, and determined that there were no material cancellations during the year; therefore, no allowances have been made.

The Company recognizes commissions from its broker services based on a trade-date basis. Fees billed and collected before services are performed are included in deferred revenue. Normal expenses are recorded when the obligation is incurred. For the year ended December 31, 2016, the company had no deferred revenue to report.

Cash and Cash Equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2016, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

Available-for-Sale Securities
The Company classifies marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in revenue. See note 11 for further details.

Accounts Receivable
Accounts receivable is carried on a gross basis with no discounting. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Past due accounts are written off against the allowance for doubtful accounts after all collection attempts have been exhausted. As of December 31, 2016, the company had no accounts receivable to report.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent issued accounting standards
The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. On December 31, 2016, the Company's net capital of $282,274 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.26:1, which is less than the 8:1 maximum ratio required for first year SEC registrants.

Note 4: CLEARING BROKER DEPOSITS

The Company has entered into a securities clearing agreement with APEX Clearing Corporation. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2016, the Company maintained deposits of $170,000 at APEX.

Note 5: COMMISSIONS RECEIVABLE

As of December 31, 2016, the company had no commissions receivable to report.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2016, the Company recorded a deferred tax asset of $50,854, reflecting the potential future tax benefit of $103,417 in loss carryforwards. This deferred asset will expire in 2036. For the year ended December 31, 2016, the components of the Income Tax expense (benefit) are as follows:

Current State Tax expense (Benefit)	$ 881.00
Deferred Federal Tax Expense (Benefit)	(38,097.00)
Deferred State Tax Expense (Benefit)	(13,638.00)
Total Income Tax Expense (Benefit)	**$ (50,854.00)**

The Company is included in the consolidated federal and state tax returns filed by the Parent.

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

Note 7: FAIR VALUE MEASUREMENT (CONTINUED)

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following is the fair value measurement of the Company's financial instruments as of December 31, 2016:

Financial Instrument	Level 1	Level 2	Level 3	Total
Proprietary Position	$22,738	-	-	$22,738

Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

As of December 31, 2016, the Company had no commitments, contingencies, or guarantees to report.

Note 9: RELATED PARTY TRANSACTIONS

The Company entered into an expense share arrangement with the Parent, under which common expenses, such as rent and utilities, are apportioned to the Company as operating expenses. For the year ended December 31, 2016, the Company did not incur shared common expenses.

Note 10: STOCKHOLDER'S EQUITY

As of December 31, 2016, the Company had 1000 shares with par value of $0.001 per share that are authorized, issued, and outstanding. All 1000 shares are issued to the Parent.

Note 11: INVESTMENTS AT MARKET

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with unrealized gains and losses included in revenue. Losses that the Company determines, based on market conditions and the volatility of the investments being held, are other-than-temporary are realized in the period in which the determination is made. For the year ended December 31, 2016, the Company had no other-than-temporary losses to report.

Note 12: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS (RULE 15C3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (RULE 15C3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14: SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 23, 2017, and determined that there were no subsequent events to record or disclose.

DIVY EQUITIES INC.

Schedule I
Statement of Net Capital
December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholder's Equity, December 31, 2016	$ 372,540	$ 372,540	-
Less: Non allowable assets:			
Clearing - Proprietary Position	(22,738)	(22,738)	-
Clearing - Other	(390)	(390)	-
Prepaid Expenses	(16,284)	(16,284)	-
Deferred Tax Asset	(50,854)	(50,854)	-
Tentative net capital	$ 282,274	$ 282,274	-
Haircuts:	-	-	-
NET CAPITAL	$ 282,274	$ 282,274	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 182,274	$ 182,274	-
Aggregate indebtedness	$ 74,483	$ 74,483	-
Ratio of aggregate indebtedness to net capital	0.26:1	0.26:1	-

There were no noted differences between the audit and focus filed at December 31, 2016.

DIVY EQUITIES INC.

December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Divy Equities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Divy Equities Inc.

By:



Keith O'Toole, President
(Name and Title)

2-8-17
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Divy Equities, Inc.
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Divy Equities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Divy Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Divy Equities, Inc., stated that Divy Equities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Divy Equities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Divy Equities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017